Dreyfus Connecticut Intermediate Municipal Bond Fund
Statement of Investments
June 30, 2005 (Unaudited)

Long-Term Municipal Investments--99.0%	Principal Amount ($)		Value ($)
Connecticut--72.5%	----------	-	----------
Bridgeport 6%, 9/1/2006 (Insured; AMBAC)	1,750,000		1,816,692
Bristol Resource Recovery Facility Operating			
Committee, Solid Waste Revenue			
(Covanta Bristol Inc. Project)			
5%, 7/1/2014 (Insured; AMBAC)	2,000,000		2,204,139
Connecticut:			
5.25, 3/15/2010 (Insured; MBIA)	5,100,000		5,463,476
5.25%, 12/15/2010	50,000		55,407
5.375%, 12/15/2010 (Insured; MBIA)	4,100,000		4,575,477
7.758%, 12/15/2010	1,250,000	a,b	1,520,363
5.75%, 6/15/2011 (Prerefunded 6/15/2010)	30,000	c	33,538
8.758%, 6/15/2011	1,500,000	a,b	1,853,820
5.125%, 11/15/2013	1,500,000		1,661,070
Airport Revenue (Bradley International Airport):			
5.25%, 10/1/2014 (Insured; FGIC)	2,000,000		2,160,260
5.25%, 10/1/2017 (Insured; FGIC)	2,275,000		2,449,379
Special Tax Obligation Revenue			
(Transportation Infrastructure):			
5.25%, 9/1/2007	1,115,000		1,173,705
5.25%, 9/1/2007 (Insured; MBIA)	1,360,000		1,431,903
5.375%, 9/1/2008	2,500,000		2,689,750
5.50%, 11/1/2012 (Insured; FSA)	4,180,000		4,782,840
5.375%, 7/1/2013 (Insured; FSA)	1,000,000		1,128,800
Connecticut Clean Water Fund, Revenue			
5.125%, 7/1/2007 (Insured; MBIA)	2,000,000		2,024,040
Connecticut Development Authority:			
First Mortgage Gross Revenue			
(Health Care Project):			
(Church Homes, Inc.) 5.70%, 4/1/2012	1,990,000		2,024,706
(Elim Park Baptist) 5.375%, 12/1/2011	1,765,000		1,818,550
PCR (United Illuminating) 3%, 2/1/2009	2,500,000		2,461,650
Revenue (Duncaster Project) 5.50%, 8/1/2011			
(Insured, Radian)	2,405,000		2,648,338
Connecticut Health and Educational			
Facilities Authority, Revenue:			
(Children's Medical Center)			
5%, 7/1/2021 (Insured; MBIA)	1,045,000		1,128,684
(Greenwich Hospital)			
5.75%, 7/1/2006 (Insured; MBIA)	1,000,000		1,030,630
(Hospital for Special Care) 5.125% 7/1/2007	1,100,000		1,107,898
(Nursing Home Program -			
3030 Park Fairfield Health Center)			
6.25%, 11/1/2021	2,500,000		2,636,300
(Saint Mary's Hospital) 6%, 7/1/2005	1,070,000		1,070,054
(Stamford Hospital)			
5.20%, 7/1/2007 (Insured; MBIA)	2,210,000		2,305,074
(University of Hartford) 5.50%, 7/1/2022			

(Insured, Radian)	2,000,000	2,226,480
(University of New Haven):		
6%, 7/1/2006	200,000	202,458
6.625%, 7/1/2016	2,000,000	2,076,500
(Windham Community Memorial Hospital)		
5.75%, 7/1/2011 (Insured; ACA)	675,000	706,604
(Yale - New Haven Hospital)		
5.50%, 7/1/2013 (Insured; MBIA)	1,000,000	1,045,300
Connecticut Higher Education Supplemental Loan Authority, Revenue		
(Family Education Loan Program):		
5.50%, 11/15/2008	795,000	810,018
5.60%, 11/15/2009	845,000	861,697
5.625%, 11/15/2011 (Insured; AMBAC)	560,000	565,538
Connecticut Resource Recovery Authority, Revenue:		
(American Refunding-Fuel Co)		
5.50%, 11/15/2015	3,250,000	3,372,850
(Bridgeport Resco Co. LP Project)		
5.375%, 1/1/2006 (Insured; MBIA)	2,500,000	2,534,375
(Mid-Connecticut System) 5.50%, 11/15/2012		
(Prerefunded 11/15/2010)	1,000,000 c	1,107,250
Fairfield 5.50%, 4/1/2011	2,030,000	2,288,216
Greenwich Housing Authority, MFHR		
(Greenwich Close) 6.25%, 9/1/2017	2,000,000	2,071,520
Hamden 5.25%, 8/15/2014 (Insured; MBIA)	1,000,000	1,129,150
Hartford, Parking System Revenue		
6.40%, 7/1/2020 (Prerefunded 7/1/2010)	1,000,000 c	1,145,610
Middletown 5%, 4/15/2008	1,760,000	1,862,608
New Canaan:		
5.25%, 2/1/2009 (Prerefunded 2/1/2006)	550,000 c	558,674
5.30%, 2/1/2010.(Prerefunded 2/1/2006)	650,000 c	660,439
New Haven:		
5.25%, 8/1/2006 (Insured; FGIC)	1,200,000	1,226,604
5.25%, 11/1/2011 (Insured; FGIC)	1,335,000	1,491,422
New Haven Air Rights Parking Facility, Revenue		
5.375%, 12/1/2011 (Insured; AMBAC)	1,165,000	1,308,947
University of Connecticut:		
5.25%, 2/15/2012	2,000,000	2,240,160
5.75%, 3/1/2013 (Insured; FGIC)		
(Prerefunded 3/1/2010)	1,850,000 c	2,084,599
5%, 2/15/2024 (Insured; FSA)	1,225,000	1,327,618
Waterbury 5.25, 2/1/2014 (Insured; FSA)	2,265,000	2,560,650
Weston:		
5.25%, 7/15/2017 (Prerefunded 7/15/2015)	1,350,000 c	1,539,351
5.25%, 7/15/2018 (Prerefunded 7/15/2015)	1,000,000 c	1,140,260
Westport:		
5%, 8/15/2016	1,500,000	1,678,800

5%, 8/15/2017	3,470,000		3,875,747

U.S. Related--26.5%

Childrens Trust Fund, Tobacco Settlement Revenue:			
5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000	c	1,681,050
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,300,000	c	1,456,910
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	4,000,000	c	4,482,800
Guam Economic Development Authority,			
Tobacco Settlement:			
0/5.20%, 11/15/2007	795,000	d	727,616
5%, 5/15/2022	170,000		173,291
Tobacco Settlement 0/5.45%, 11/15/2007	1,445,000	d	1,289,952
Puerto Rico Commonwealth:			
(Public Improvement):			
5.25%, 7/1/2012 (Insured; FSA)	2,600,000		2,931,136
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000		1,144,530
5.50%, 7/1/2016 (Insured; FGIC)	3,270,000		3,841,727
Puerto Rico Commonwealth Highway &			
Transportation Authority, Highway Revenue			
5.50%, 7/1/2016 (Insured; FGIC)	2,460,000		2,890,106
Puerto Rico Commonwealth Infrastructure			
Financing Authority, Special Tax Revenue			
5.50%, 7/1/2025 (Insured; AMBAC)	2,000,000		2,408,820
Puerto Rico Electric Power Authority,			
Power Revenue:			
6.125%, 7/1/2009 (Insured; MBIA)	4,000,000		4,486,600
5%, 7/1/2011	3,000,000		3,256,950
Virgin Islands Public Finance Authority, Revenue			
Gross Receipts Taxes Loan:			
5.625%, 10/1/2010	1,000,000		1,058,550
6.375%, 10/1/2019	3,000,000		3,443,940
Senior Lien 5.50%, 10/1/2008	1,500,000		1,603,065
Total Investments (cost $131,136,830)	**99.0%**		**137,833,031**
Cash and Receivables (Net)	**1.0%**		**1,368,429**
Net Assets	**100.0%**		**139,201,460**

Note to Statement of Investments:

(a) Inverse Floater security-the interest rate is subject to change periodically.

(b) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These Securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Investment Advisor. At June 30, 2005, these securities amounted to $3,374,183 or 2.4% of the funds net assets.

(c) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(d) Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

(e) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.